

September 24, 2014

<u>Via E-mail</u>
Shoichi Aoki
Managing Executive Officer
Kyocera Corporation
6, Takeda Tobadono-cho, Fushimi-ku
Kyoto 612-8501, Japan

      Re: **Kyocera Corporation**
              Form 20-F for the Fiscal Year Ended March 31, 2014
              Filed June 30, 2014
              File No. 1-07952

Dear Mr. Aoki:

We refer you to our comment letter dated August 28, 2014, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance